Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund February 2017 Update
March 21, 2017

Supplement dated March 21, 2017 to Prospectus dated April 29, 2016
Class	Feb ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	3.64%	1.06%	$9.36M	$1,095.704
B	3.59%	0.95%	$96.35M	$899.169
Legacy 1	3.84%	1.45%	$1.27M	$861.628
Legacy 2	3.82%	1.40%	$0.48M	$843.224
Global 1	3.78%	1.43%	$33.14M	$850.798
Global 2	3.75%	1.38%	$1.98M	$834.544
Global 3	3.60%	1.08%	$16.80M	$727.145

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened on increased expectations the Federal Reserve will raise interest rates in March. The Canadian dollar weakened in reaction to that expectation and on the likelihood the Bank of Canada will leave interest rates unchanged.  The euro weakened amidst the uncertainty of the outcomes in the upcoming elections in France and Holland.

Energy:  Crude oil prices rose slightly as concerns about rising U.S. inventories partially offset the reported OPEC production cuts.  Natural gas prices declined as demand fell because of warmer-than-expected weather across the world.

Equities:  Global equity markets continued to rise. Domestically, stock indicies reached all-time highs on improving economic data and continued investor optimism about tax reform and economic policies.  The Dow Jones Industrial Index rallied for 11 straight days, its longest streak since 1987.

Fixed Income:  Fixed income markets moved higher as the markets reacted to economic data and comments from U.S. central bankers which increased the likelihood of an interest rate hike by the Federal Reserve.  Longer-maturity fixed income prices stabilized and the U.K. and German positions, in particular, gained value.

Grains/Foods:  Corn prices rose after the USDA reported better export sales and increased concerns about global supplies.  Sugar prices fell on the combination of increased supplies and lower demand.  Coffee markets fell in reaction to an overabundance of supplies worldwide; the current surplus is the largest in six years.

Metals:  Precious metal prices rose on increased demand for safe-haven assets due to concerns about geopolitics and the ability of the U.S. government to enact a wide range of economy-growing policies.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)

For the month ended February 28, 2017

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$2,799,698	$1,854,681
Change In Unrealized Income (Loss)	3,855,358	1,500,860
Brokerage Commission	-69,581	-136,229
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-120,268	-243,730
Change in Accrued Commission	-10,364	-18,038
Net Trading Income (Loss)	6,454,843	2,957,544

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$68,036	$136,089
Interest, Other	31,790	67,021
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	6,554,669	3,160,654

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	100,112	100,112
Operating Expenses	34,301	68,071
Organization and Offering Expenses	39,543	78,503
Brokerage Expenses	634,050	1,249,527
Dividend Expenses	0	0
Total Expenses	808,006	1,496,213

Net Income (Loss)	$5,746,663	$1,664,441

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$157,964,471	$165,364,938
Additions	5,000	5,000
Net Income (Loss)	5,746,663	1,664,441
Redemptions	-4,330,795	-7,649,040
Balance at February 28, 2017	$159,385,339	$159,385,339

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,095.704	8,541.45853	$9,358,911	3.64%	1.06%
B	$899.169	107,154.83899	$96,350,298	3.59%	0.95%
Legacy 1	$861.628	1,478.58093	$1,273,986	3.84%	1.45%
Legacy 2	$843.224	563.96399	$475,548	3.82%	1.40%
Global 1	$850.798	38,957.50625	$33,144,975	3.78%	1.43%
Global 2	$834.544	2,370.56355	$1,978,340	3.75%	1.38%
Global 3	$727.145	23,108.55775	$16,803,280	3.60%	1.08%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership